SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DOT HILL SYSTEMS CORP.

(Name of Subject Company (Issuer))

DENALI ACQUISITION SUB CORP.

(Name of Filing Persons (Offeror))

a wholly owned subsidiary of

SEAGATE HDD CAYMAN

(Name of Filing Persons (Parent of Offeror))

a wholly owned indirect subsidiary of

SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY

(Name of Filing Persons (Ultimate Parent of Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25848T109

(CUSIP Number of Class of Securities)

Patrick J. O’Malley, III

Executive Vice President and Chief Financial Officer

Seagate Technology Public Limited Company

38/39 Fitzwilliam Square

Dublin, Ireland

(353) (1) 234-3136

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Michael S. Ringler

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, California 94105

(415) 947-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$693,310,035.90	$80,562.63

*                   Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dot Hill Systems Corp., at a purchase price of $9.75 per Share, without interest thereon, net to the seller in cash and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. The underlying value of the transaction was calculated based on the sum of: (i) 62,397,539 issued and outstanding Shares (which includes 383,333 Shares subject to vesting or forfeiture or repurchase by Dot Hill Systems Corp.), multiplied by $9.75 per Share; (ii) 10,763,175 Shares underlying outstanding options (consisting of vested options to purchase 6,225,053 Shares and unvested options to purchase 4,538,122 Shares) with an exercise price that is less than $9.75 per Share, multiplied by $6.66 per Share (which is equal to the difference between $9.75 and $3.09, the weighted average exercise price of such options that have an exercise price that is less than $9.75 per Share); (iii) up to 68,000 Shares subject to vesting contingent upon specified performance criteria, multiplied by $9.75 per Share; (iv) 83,076 Shares estimated to be subject to outstanding rights under the 2014 Employee Stock Purchase Plan (the “ESPP”) (assuming the closing price per Share as reported by the NASDAQ Global Market on the purchase date for the current offering period was equal to the offer price per Share, employee contributions continue until such purchase date at levels in place as of August 17, 2015 and the Merger (as defined below) is consummated prior to October 9, 2015), multiplied by $9.75 per Share; and (v) 1,602,489 Shares issuable pursuant to an outstanding warrant with an exercise price less than $9.75 per Share, multiplied by $7.35 per Share, which is the offer price per Share minus the exercise price of such warrant of $2.40 per Share.

**              The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, is calculated by multiplying the transaction valuation by 0.0001162.

☒                   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$80,562.63	Filing party:	Seagate Technology Public Limited Company Seagate HDD Cayman Denali Acquisition Sub Corp.
Form or Registration No.:	Schedule TO-T (File No. 005-52895)	Date filed:	September 1, 2015

☐                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                   third party tender offer subject to Rule 14d-1.

☐                     issuer tender offer subject to Rule 13e-4.

☐                     going-private transaction subject to Rule 13e-3.

☐                     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Seagate Technology plc, a public limited company incorporated in Ireland (“Ultimate Parent”), Seagate HDD Cayman, an exempted company with limited liability organized under the laws of the Cayman Islands and an indirect wholly owned subsidiary of Ultimate Parent (“Parent”), and Denali Acquisition Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), with the Securities and Exchange Commission (the “SEC”) on September 1, 2015 (together with any subsequent amendments or supplements thereto, the “Schedule TO”).  The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Dot Hill Systems Corp., a Delaware corporation (the “Company” or “Dot Hill”), at a price of $9.75 per Share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and conditions set forth in the offer to purchase dated September 1, 2015 (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Offer to Purchase remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1-11 of the Schedule TO are hereby amended and supplemented as follows:

1.              Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following:

A.    The first full paragraph on page 54 is amended and restated as follows:

“Parent and Dot Hill filed their Premerger Notification and Report Forms on August 28, 2015 with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. The required waiting period with respect to the Offer and the Merger under the HSR Act expired on September 14, 2015 at 11:59 p.m. New York City time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.  The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.”

B.    The second paragraph on page 55 is amended and restated as follows:

“Beginning on August 25, 2015, five putative class-action lawsuits challenging the Merger (captioned Jerry A. Sacks IRA v. Kammersgard, C.A. No. 11428-VCN (filed August 25, 2015); Ahmadi v. Christ, C.A. No. 11432-VCN (filed August 26, 2015); Trager v. Dot Hill Systems Corp., C.A. No. 11439-VCN (filed August 27, 2015); Morris Akerman v. Dot Hill Systems, Corp., C.A. No. 11455-VCN (filed September 1, 2015); and Thomas Qiong Shen v. Dot Hill Systems, Corp., C.A. No. 11466 (filed September 3, 2015)) were filed in the Court of Chancery for the State of Delaware (the “Stockholder Litigation”). The Stockholder Litigation was filed against: (i) each member of Dot Hill’s Board of Directors; (ii) Ultimate Parent; (iii) Parent; and (iv) Purchaser. The complaints generally allege that Dot Hill’s directors breached their fiduciary duties in connection with the proposed acquisition by, among other things, (a) agreeing to sell Dot Hill at an inadequate price, (b) implementing an unfair process, and (c) agreeing to certain provisions of the Acquisition Agreement that allegedly deter alternative bids. The complaints also allege that Dot Hill, Ultimate Parent, Parent, and Purchaser aided and abetted these alleged breaches of fiduciary duty. The plaintiffs seek, among other things, an injunction against the consummation of the Offer, the Merger and the other transactions contemplated by the Acquisition Agreement, and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. On September 3, 2015, plaintiffs filed a motion to consolidate the five cases and to appoint lead counsel. On September 8, 2015, the court ordered that the five cases be consolidated into one action and appointed lead plaintiffs’ counsel.  On September 9, 2015, plaintiffs filed an amended consolidated class action complaint, a motion for preliminary injunction, and a motion for expedited proceedings.”

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SEAGATE TECHNOLOGY PLC

By:	/s/ Patrick J. O’Malley, III

Name:	Patrick J. O’Malley, III
Title:	Executive Vice President and Chief Financial Officer

SEAGATE HDD CAYMAN

By:	/s/ Patrick J. O’Malley, III

Name:	Patrick J. O’Malley, III
Title:	Director

DENALI ACQUISITION SUB CORP.

By:	/s/ Phil Brace

Name:	Phil Brace
Title:	President

Dated: September 15, 2015

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